UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

June 30, 2002

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

      *Inquiries concerning this Form U-9C-3 should be directed to:  Bernard F. Roberts
                                                                     Cinergy Corp.
                                                                     139 East Fourth Street
                                                                     Cincinnati, Ohio 45202
                                                                     (513) 287-2090

TABLE OF CONTENTS

Item
Number

1      Organization Chart
2      Issuances and Renewals of Securities and Capital Contributions
3      Associate Transactions
        Part I - Transactions Performed by Reporting Companies on
          Behalf of Associate Utility Companies
        Part II - Transactions Performed by Associate Utility
          Companies on Behalf of Reporting Companies
4      Summary of Aggregate Investment
5      Other Investments
6a     Financial Statements
6b     Exhibits
         Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

         Signatures

ITEM 1. ORGANIZATION CHART

                                                               Energy or                                 Percentage of
                                                              Gas- Related   Date of        State of         Voting           Nature of
         Name of Reporting Company                              Company    Organization  Organization   Securities Held       Business
         -------------------------                              -------    ------------  ------------   ---------------       --------
                                                                                                                  (Refer to the footnote indicated below)
(Indentation indicates subsidiary relationship)

Cinergy Corp.  ("Cinergy")

      Nth Power Technologies Fund II, L.P.                   Energy-Related  02/25/2000    California        **                  (1)

   The Cincinnati Gas & Electric Company ("CG&E")

      KO Transmission Company                                Energy-Related  04/11/1994     Kentucky        100%                 (2)

   Cinergy Investments, Inc.  ("Investments")

      Cinergy Capital & Trading, Inc.

        CinCap IV, LLC   ("CinCap IV")                       Energy-Related  12/03/1997     Delaware        10%                  (3)

        CinCap V, LLC   ("CinCap V")                         Energy-Related  07/21/1998     Delaware        10%                  (4)

        CinPower I, LLC  ("CinPower")                        Energy-Related  06/12/1998     Delaware        100%                 (5)

        Cinergy Limited Holdings, LLC                        Energy-Related  12/14/2001     Delaware        100%                 (6)

           Cinergy Marketing & Trading, LP
               ("Marketing & Trading")                       Energy-Related  10/27/1995     Delaware        100%                 (7)

              Ohio River Valley Propane, LLC #               Energy-Related  10/18/2001     Delaware        100%                 (8)

        Cinergy General Holdings, LLC                        Energy-Related  12/14/2001     Delaware        100%                 (9)

        Cinergy Retail Power Limited, Inc. *                 Energy-Related  08/06/2001     Delaware        100%                 (10)

           Cinergy Retail Power, L.P. *                      Energy-Related  08/08/2001     Delaware        100%                 (11)

        Cinergy Retail Power General, Inc. *                 Energy-Related  08/07/2001       Texas         100%                 (12)

        CinFuel Resources, Inc. #                            Energy-Related  01/10/2002     Delaware        100%                 (13)

        LH1, LLC                                             Energy-Related  01/10/2002     Delaware        100%                 (14)

           Oak Mountain Products, LLC (New)                  Energy-Related  07/09/2001     Delaware        100%                 (15)

        ENCOAL OPCO, LLC *                                   Energy-Related  02/13/2001     Delaware        100%                 (16)

        Cinergy Transportation, LLC                          Energy-Related  06/14/2000     Delaware        100%                 (17)

        SYNCAP II, LLC *                                     Energy-Related  10/13/2000     Delaware        100%                 (18)

      Cinergy Engineering, Inc. ("Engineering")              Energy-Related  03/28/1997       Ohio          100%                 (19)

      Cinergy Supply Network, Inc. ("Supply")                Energy-Related  01/14/1998     Delaware        100%                 (20)

        Reliant Services, LLC  ("Reliant")                   Energy-Related  06/25/1998      Indiana        50%                  (21)

           MP Acquisitions Corp., Inc.                       Energy-Related  10/17/2000      Indiana        50%                  (22)

              Miller Pipeline Corporation
                ("Miller Pipeline")                          Energy-Related  07/19/1995      Indiana        50%                  (23)

      Cinergy Technology, Inc.                               Energy-Related  12/12/1991      Indiana        100%                 (24)

      Cinergy Solutions Holding Company, Inc.
         ("Solutions Holding")

        Cinergy EPCOM, LLC                                   Energy-Related  08/20/1999     Delaware        100%                 (25)

        Cinergy EPCOM College Park, LLC                      Energy-Related  08/20/1999     Delaware        100%                 (26)

        Cinergy Solutions, Inc. ("Solutions")                Energy-Related  06/02/2000     Delaware        100%                 (27)

           BSPE Holdings, LLC *                              Energy-Related  01/10/2001     Delaware        50%                  (28)

              BSPE Limited, LLC *                            Energy-Related  01/10/2001     Delaware        50%                  (29)

                BSPE, L.P. *                                 Energy-Related  01/16/2001     Delaware        50%                  (30)

              BSPE General, LLC *                            Energy-Related  01/11/2001       Texas         50%                  (31)

           Cinergy Energy Solutions, Inc.                    Energy-Related  11/09/2000     Delaware        100%                 (32)

              U.S. Energy Biogas Corporation                 Energy-Related  12/28/1993     Delaware        46%                  (33)

           Cinergy GASCO Solutions, LLC                      Energy-Related  11/09/2000     Delaware        100%                 (34)

              Countryside Landfill Gasco., L.L.C.            Energy-Related  08/23/1996     Delaware        100%                 (35)

              Morris Gasco, L.L.C.                           Energy-Related  12/31/1996     Delaware        100%                 (36)

              Brown County Landfill Gas Associates, L.P.     Energy-Related  03/22/2000     Delaware       99.99%                (37)

           Cinergy Solutions of Boca Raton, LLC *            Energy-Related  08/23/2000     Delaware        100%                 (38)

           Cinergy Solutions Operating Services
              of Lansing, LLC (New)*                         Energy-Related  06/25/2002     Delaware        100%                 (39)

           Cinergy Solutions Operating Services
              of Shreveport, LLC (New)*                      Energy-Related  06/28/2002     Delaware        100%                 (40)

           Cinergy Solutions of Philadelphia, LLC            Energy-Related  05/11/2001     Delaware        100%                 (41)

           Cinergy Solutions Partners, LLC *                 Energy-Related  09/12/2000     Delaware        50%                  (42)

              CST Limited, LLC *                             Energy-Related  05/18/2001     Delaware        50%                  (43)

                CST Green Power, L.P. *                      Energy-Related  05/23/2001     Delaware        50%                  (44)

                   Green Power Holdings, LLC                 Energy-Related  12/12/2000     Delaware        25%                  (45)

                     Green Power Limited, LLC                Energy-Related  12/12/2000     Delaware        25%                  (46)

                          South Houston Green Power, L.P.    Energy-Related  12/19/2000     Delaware        25%                  (47)

                     Green Power G.P., LLC                   Energy-Related  12/15/2000       Texas         25%                  (48)

              CST General, LLC *                             Energy-Related  05/22/2001       Texas         50%                  (49)

           CSGP of Southeast Texas, LLC                      Energy-Related  02/22/2001     Delaware        100%                 (50)

           CSGP Limited, LLC                                 Energy-Related  04/05/2001     Delaware        100%                 (51)

              CSGP Services, L.P.                            Energy-Related  04/06/2001     Delaware        100%                 (52)

           CSGP General, LLC                                 Energy-Related  04/05/2001       Texas         100%                 (53)

           Lansing Grand River Utilities, LLC                Energy-Related  09/14/2000     Delaware        100%                 (54)

           Oklahoma Arcadian Utilities, LLC                  Energy-Related  12/05/2000     Delaware       40.8%                 (55)

           Shreveport Red River Utilities, LLC               Energy-Related  10/16/2000     Delaware       40.8%                 (56)

        Cinergy Solutions of Tuscola, Inc.                   Energy-Related  10/13/1998     Delaware        100%                 (57)

        Delta Township Utilities, LLC                        Energy-Related  07/05/2001     Delaware        51%                  (58)

        Energy Equipment Leasing LLC                         Energy-Related  11/12/1998     Delaware        49%                  (59)

        Trigen-Cinergy Solutions LLC ("Trigen-Cinergy")      Energy-Related  02/18/1997     Delaware        50%                  (60)

        Trigen-Cinergy Solutions of Ashtabula LLC            Energy-Related  04/21/1999     Delaware        49%                  (61)

        Trigen-Cinergy Solutions of Baltimore LLC            Energy-Related  11/10/1998     Delaware        49%                  (62)

        Trigen-Cinergy Solutions of Boca Raton, LLC          Energy-Related  09/04/1998     Delaware        51%                  (63)

        Trigen-Cinergy Solutions of Cincinnati LLC           Energy-Related  07/29/1997       Ohio          51%                  (64)

        Trigen-Cinergy Solutions of College Park, LLC        Energy-Related  02/18/1999     Delaware        49%                  (65)

        Trigen-Cinergy Solutions of Lansing LLC              Energy-Related  11/03/1999     Delaware        51%                  (66)

           Trigen/Cinergy-USFOS of Lansing LLC               Energy-Related  11/03/1999     Delaware       40.8%                 (67)

        Trigen-Cinergy Solutions of Orlando LLC              Energy-Related  06/12/1998     Delaware        51%                  (68)

        Trigen-Cinergy Solutions of Owings Mills LLC         Energy-Related  09/20/1999     Delaware        49%                  (69)

        Trigen-Cinergy Solutions of Owings Mills
             Energy Equipment Leasing, LLC *                 Energy-Related  10/20/1999     Delaware        49%                  (70)

        Trigen-Cinergy Solutions of Rochester LLC            Energy-Related  10/20/1999     Delaware        49%                  (71)

        Trigen-Cinergy Solutions of Silver Grove LLC         Energy-Related  03/18/1999     Delaware        49%                  (72)

        Trigen-Cinergy Solutions of San Diego LLC *          Energy-Related  11/03/1999     Delaware        51%                  (73)

        Trigen-Cinergy Solutions of the Southeast LLC *      Energy-Related  11/19/1999     Delaware        51%                  (74)

        Trigen-Cinergy Solutions of St. Paul LLC *           Energy-Related  08/13/1998     Delaware        49%                  (75)

           Environmental Wood Supply, LLC                    Energy-Related  08/10/2000     Minnesota      24.5%                 (76)

           St. Paul Cogeneration LLC                         Energy-Related  12/18/1998     Minnesota      24.5%                 (77)

        Trigen-Cinergy Solutions of Tuscola, LLC             Energy-Related  08/21/1998     Delaware        49%                  (78)

   Cinergy Technologies, Inc.

      Cinergy Ventures II, LLC                               Energy-Related  09/01/2000     Delaware        100%                 (79)

        Metallic Power                                       Energy-Related  07/18/1995     Delaware       4.91%                 (80)

        Catalytic Solutions, Inc.                            Energy-Related  01/31/1996    California        ^                   (81)

      Cinergy One, Inc.                                      Energy-Related  09/05/2000     Delaware        100%                 (82)

   Cinergy Wholesale Energy, Inc.

      Cinergy Power Generation Services, LLC
        ("Generation Services")                              Energy-Related  11/22/2000     Delaware        100%                 (83)

      Cinergy Origination & Trade, LLC *                     Energy-Related  10/19/2001     Delaware        100%                 (84)

*     This entity was inactive as of June 30, 2002.
#     This entity was in the start-up phase of operations as of June 30, 2002.
**    Cinergy holds a 9.9% limited partnership interest in Nth Power Technologies Fund II, L.P.
^     The ownership percentage is being filed pursuant to Rule 104(b) on a confidential basis.

(1)   Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

(2)   KO Transmission Company is engaged in the transportation of natural gas in interstate commerce between
      Kentucky and Ohio.

(3)   CinCap IV purchases and sells electricity at wholesale.

(4)   CinCap V purchases and sells electricity at wholesale.

(5)   CinPower was formed to optimize the economic benefits in connection with the restructured wholesale power purchase agreement involving certain non-affiliates.

(6)   Cinergy Limited Holdings, LLC was formed to hold an investment in Marketing & Trading of which it owns
      99%.

(7)   Marketing & Trading is engaged in the marketing of natural gas at wholesale.

(8)   Ohio River Valley Propane, LLC was formed to engage in the business of marketing propane in the United
      States and owning and operating a propane storage cavern.

(9)   Cinergy General Holdings, LLC was formed to serve as the general partner of Marketing & Trading of which it owns 1%.

(10)  Cinergy Retail Power Limited, Inc. was formed to hold an investment in Cinergy Retail Power, L.P. of which it owns 99%.

(11)  Cinergy Retail Power, L.P. was formed to engage in the retail sale of electric power to large industrial customers in states that have legislatively or administratively established customer choice and retail competition.

(12)  Cinergy Retail Power General, Inc. was formed to serve as the general partner of Cinergy Retail Power,
      L.P. of which it owns 1%.

(13)  CinFuel Resources, Inc. was formed for the purpose of owning, through direct or indirect investment, and/or operating projects capable of producing synthetic fuel.

(14)  LH1, LLC was formed for the purpose of holding Cinergy's investment in Oak Mountain Products, LLC.

(15)  Oak Mountain Products, LLC was formed for the purpose of being a project company that will own a facility capable of producing synthetic fuel.  The facility will produce synthetic fuel from coal by applying a latex or asphalt binder in order to induce a chemical change.

(16)  ENCOAL OPCO, LLC was formed to provide the operation and maintenance staffing, support and management administration services for an energy-related facility.

(17)  Cinergy Transportation, LLC is engaged in the marketing of natural gas at wholesale.

(18)  SYNCAP II, LLC was formed to commercialize new technology for converting high sulfur coal to low sulfur coal.

(19)  Engineering is in the business of marketing various utility-related engineering services.

(20)  Supply was formed for the purpose of holding Cinergy's investment in Reliant.

(21)  Reliant performs underground utility-related facilities locating, meter reading and construction services.

(22)  MP Acquisitions Corp., Inc. was formed for the purpose of acquiring Miller Pipeline.

(23)  Miller Pipeline performs services involving natural gas and water distribution and transmission construction, repair and rehabilitation.

(24)  Cinergy Technology, Inc. is devoted to commercializing utility-related technologies.

(25)  Cinergy EPCOM, LLC was formed to market various utility-related engineering, procurement, construction, operation and maintenance services.

(26)  Cinergy EPCOM College Park, LLC was formed to perform various utility-related engineering, procurement, construction, operation and maintenance services at the University of Maryland.

(27)  Solutions was formed to develop, acquire, own and operate certain energy-related businesses, formerly conducted by Solutions Holding.

(28)  BSPE Holdings, LLC was formed as an indirect holding company for a qualifying facility (QF).

(29)  BSPE Limited, LLC was formed to act as the sole limited partner of BSPE, L.P. of which it owns 99%.

(30)  BSPE, L.P. was formed to purchase, own and lease certain existing energy-related equipment and fixtures located in Texas, constructed and operated by South Houston Green Power, L.P.

(31)  BSPE General, LLC was formed to act as the sole general partner of BSPE, L.P. of which it owns 1%.

(32)  Cinergy Energy Solutions, Inc. was formed for the purpose of making an equity investment in U.S. Energy
      Biogas Corporation.

(33)  U.S. Energy Biogas Corporation owns and operates numerous landfill gas-to-energy projects and one natural gas cogeneration plant.

(34)  Cinergy GASCO Solutions, LLC was formed for the purpose of acquiring landfill gas companies.

(35)  Countryside Landfill Gasco., L.L.C. owns and operates landfill gas collection systems and related assets.

(36)  Morris Gasco, L.L.C. owns and operates landfill gas collection systems and related assets.

(37)  Brown County Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(38)  Cinergy Solutions of Boca Raton, LLC was formed to construct, operate and maintain energy facilities at a commercial facility in Boca Raton, Florida.

(39)  Cinergy Solutions Operating Services of Lansing, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a General Motors (GM) vehicle assembly plant in
      Lansing, Michigan.

(40)  Cinergy Solutions Operating Services of Shreveport, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Shreveport, Louisiana.

(41)  Cinergy Solutions of Philadelphia, LLC was formed to manage, operate and maintain the steam and electric generation and distribution facilities located at the Philadelphia Naval Base Complex.

(42)  Cinergy Solutions Partners, LLC was formed to engage in development of QFs.

(43)  CST Limited, LLC was formed to be the sole limited partner of CST Green Power, L.P. of which it owns 99%.

(44)  CST Green Power, L.P. was formed for the purpose of selling steam and electricity to British Petroleum
      (BP) at its Texas City facility.  Also, CST Green Power, L.P. will operate and maintain existing facilities and construct and operate new cogeneration facilities at this location.

(45)  Green Power Holdings, LLC was formed to invest in QFs.

(46)  Green Power Limited, LLC was formed to act as the sole limited partner of South Houston Green Power, L.P.
      of which it owns 99%.

(47)  South Houston Green Power, L.P. was formed to operate and maintain existing cogeneration facilities and to construct, own and operate new cogeneration facilities in Texas City, Texas.

(48)  Green Power G.P., LLC was formed to be the sole general partner of South Houston Green Power, L.P. of which it owns 1%.

(49)  CST General, LLC was formed to be the sole general partner of CST Green Power, L.P. of which it owns 1%.

(50)  CSGP of Southeast Texas, LLC was formed to provide operation and maintenance labor for CSGP Services,
      L.P., on behalf of South Houston Green Power, L.P.

(51)  CSGP Limited, LLC was formed to be the sole limited partner of CSGP Services, L.P. of which it owns 99%.

(52)  CSGP Services, L.P. was formed to provide operation and maintenance services to South Houston Green
      Power, L.P.

(53)  CSGP General, LLC was formed to be the sole general partner of CSGP Services, L.P. of which is owns 1%.

(54)  Lansing Grand River Utilities, LLC was formed to provide energy-related services to Trigen/Cinergy -
      USFOS of Lansing LLC.

(55)  Oklahoma Arcadian Utilities, LLC was formed to construct, own, operate and maintain energy-related facilities located at a GM vehicle assembly plant in Oklahoma City.

(56)  Shreveport Red River Utilities, LLC was formed to construct, own, operate and maintain energy-related facilities located at a GM vehicle assembly plant in Shreveport.

(57)  Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a QF located in Tuscola,
      Illinois.

(58)  Delta Township Utilities, LLC was formed to construct, own, operate and maintain energy-related facilities for GM's metal stamping facility located in Michigan.

(59)  Energy Equipment Leasing LLC was formed to lease, sell or finance energy-related equipment.

(60)  Trigen-Cinergy engages in the preliminary development of cogeneration and/or thermal energy facilities;
      specific projects are developed and held by special purpose affiliates (listed elsewhere in Item 1).

(61)  Trigen-Cinergy Solutions of Ashtabula LLC was formed to develop, construct, operate and maintain a QF located in Ashtabula, Ohio and to provide other energy-related products and services.

(62)  Trigen-Cinergy Solutions of Baltimore LLC was formed to develop, construct, operate and maintain a QF located in Baltimore, Maryland and to provide other energy-related products and services.

(63)  Trigen-Cinergy Solutions of Boca Raton, LLC was formed to develop, construct, finance, operate and maintain certain thermal energy facilities to be located in Boca Raton, Florida and to sell associated thermal and other energy-related products and services.

(64)  Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown
      Cincinnati, Ohio.

(65)  Trigen-Cinergy Solutions of College Park, LLC was formed to operate and maintain cogeneration equipment located in College Park, Maryland and owned by the University of Maryland.

(66)  Trigen-Cinergy Solutions of Lansing LLC was formed to enter into a LLC Agreement with United States
      Filter Operating Services, Inc. providing for the formation and management of Trigen/Cinergy-USFOS of
      Lansing LLC.

(67)  Trigen/Cinergy-USFOS of Lansing LLC was formed to develop, construct and operate certain energy facilities to be located at a GM facility in Lansing, Michigan.

(68)  Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate and maintain a district cooling business in Orlando, Florida.

(69)  Trigen-Cinergy Solutions of Owings Mills LLC was formed to develop, construct, operate and maintain a cogeneration facility located at the Sweetheart Cup Corporation in Owings Mills, Maryland.

(70)  Trigen-Cinergy Solutions of Owings Mills Energy Equipment Leasing, LLC was formed to lease, sell or finance energy-related equipment.

(71)  Trigen-Cinergy Solutions of Rochester LLC was formed to provide energy-related services to Kodak Park in
      Rochester, New York.

(72)  Trigen-Cinergy Solutions of Silver Grove LLC was formed to provide energy-related and other services to the Lafarge Gypsum manufacturing plant in Silver Grove, Kentucky.  These services include the design, installation and operation of a combined heat and power system.

(73)  Trigen-Cinergy Solutions of San Diego LLC was formed to provide operation and maintenance utility-related services in the San Diego area.

(74)  Trigen-Cinergy Solutions of the Southeast LLC was formed to construct, operate and maintain utility-related systems in Jacksonville, Florida.

(75)  Trigen-Cinergy Solutions of St. Paul LLC was formed to develop, construct, finance, own, operate and maintain a QF located in St. Paul, Minnesota and to sell associated electricity and thermal energy products and services.

(76)  Environmental Wood Supply, LLC was formed to handle all fuel and fuel procurement-related costs for St.
      Paul Cogeneration LLC.

(77)  St. Paul Cogeneration LLC was formed to develop, construct, operate and maintain a QF in downtown St.
      Paul, Minnesota.

(78)  Trigen-Cinergy Solutions of Tuscola, LLC was formed to develop, construct, operate and maintain a QF located in Tuscola, Illinois and to provide other energy-related products and services.

(79)  Cinergy Ventures II, LLC was formed for the purpose of pursuing energy-related technology equity investments and undertaking energy-related technology pilot projects.

(80)  Metallic Power was formed to develop a power source containing a zinc/air fuel cell.

(81)  Catalytic Solutions, Inc. was formed to develop alternative emissions control technology.

(82)  Cinergy One, Inc. was formed for the purpose of engaging in non-regulated, energy-related activities.

(83)  Generation Services was formed to provide operation and maintenance services to affiliated and non-affiliated exempt wholesale generators or other generating facilities.

(84)  Cinergy Origination & Trade, LLC was formed to trade and market electric power, natural gas, environmental emissions allowances, coal, other energy and energy-related products and services.
TOC

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

             Company                             Energy-Related                 Amount of Capital
      Contributing Capital                   Company Receiving Funds              Contributions
      --------------------                   -----------------------              -------------
                                                                                 (in thousands)

CG&E                             KO Transmission Company                          $       544

Investments                      Engineering                                           16,910

Investments                      Supply                                                21,914

Investments                      Cinergy Technology, Inc.                               2,717

Cinergy Capital & Trading, Inc.  CinCap IV                                                580

Cinergy Capital & Trading, Inc.  CinCap V                                                 371

LH1, LLC                         Oak Mountain Products, LLC                            56,880

Cinergy Limited Holdings, LLC    Marketing & Trading                                   72,646

Solutions Holdings               Oklahoma Arcadian Utilities, LLC                       3,032

Solutions Holdings               Shreveport Red River Utilities, LLC                    4,390

Solutions Holdings               Trigen-Cinergy                                         9,702

Solutions Holdings               Trigen-Cinergy Solutions of Ashtabula LLC              3,038

Solutions Holdings               Trigen-Cinergy Solutions of Baltimore LLC              1,202

Solutions Holdings               Trigen-Cinergy Solutions of Boca Raton, LLC              828

Solutions Holdings               Trigen-Cinergy Solutions of Cincinnati LLC             3,425

Solutions Holdings               Trigen-Cinergy Solutions of Orlando LLC                8,031

Solutions Holdings               Trigen-Cinergy Solutions of Owings Mills Energy        3,500
                                    Equipment Leasing, LLC

Solutions Holdings               Trigen-Cinergy Solutions of Rochester LLC                488

Solutions Holdings               Trigen-Cinergy Silver Grove LLC                          101

Solutions Holdings               St. Paul Cogeneration LLC                             17,735

Solutions Holdings               Trigen-Cinergy Solutions of Tuscola, LLC               2,853

Solutions                        Cinergy Energy Solutions, Inc.                         3,500

Solutions                        U.S. Energy Biogas Corporation                        12,580

Solutions                        Cinergy GASCO Solutions, LLC                           7,039

Solutions                        South Houston Green Power, L.P.                       42,545

Cinergy Ventures, LLC            Nth Power Technologies Fund II, L.P.                  10,000

Cinergy Ventures II, LLC         Catalytic Solutions, Inc.                                  ^

Cinergy Ventures II, LLC         Metallic Power                                         2,500

     *    Item  2  excludes  guarantees  issued  on  behalf  of  energy  related companies by Cinergy as of June 30, 2002, totaling  approximately $243 million. These guarantees are included in Item 4. Summary of Aggregate
          Investment.
     ^    The amount of capital  contributions  is being filed  pursuant to Rule
          104(b) on a confidential basis.
TOC

ITEM 3. ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

                              Associate Utility
   Reporting Company          Company Receiving                       Types of                 Total Amount
 Rendering Services (1)          Services                        Services Rendered               Billed
 ----------------------          --------                        -----------------               ------
                                                                                              (in thousands)

                                                            Line locating, meter reading, and
Reliant                       CG&E                          underground construction services  $   889

Miller Pipeline               CG&E                          Maintenance services                   1,775

                                                            Operations and maintenance
Generation Services           CG&E                          services                              29,349

                                                            Line locating, meter reading, and
Reliant                       PSI Energy, Inc. ("PSI")      underground construction services      1,381

Miller Pipeline               PSI                           Maintenance services                     159

                                                            Operations and maintenance
Generation Services           PSI                           services                              20,447

                              The Union Light, Heat and     Line locating, meter reading, and
Reliant                       Power Company ("ULH&P")       underground construction services         73

  (1) All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR
      No. 27016, May 4, 1999, exhibits B - 1, B - 2, and B - 3.)
TOC

Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

         Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

                                          Associate Utility
             Reporting Company            Company Rendering           Types of            Total Amount
             Receiving Services             Services (1)          Services Rendered          Billed
             ------------------             ------------          -----------------          ------
                                                                                         (in thousands)

                                                                 Engineering and
Cinergy EPCOM, LLC                              CG&E             construction services     $    50

                                                                 Engineering and
Solutions                                       CG&E             construction services           2

                                                                 Installation and
Cinergy One, Inc.                               CG&E             maintenance services          206

                                                                 Operation and
Generation Services                             CG&E             maintenance services          480

                                                                 Engineering and
Cinergy EPCOM, LLC                               PSI             construction services           7

Cinergy Solutions of Tuscola, Inc.               PSI             Maintenance services            2

                                                                 Installation and
Cinergy One, Inc.                                PSI             maintenance services          172

                                                                 Operation and
Generation Services                              PSI             maintenance services          456

                                                                 Engineering and
Solutions                                        PSI             construction services           6

                                                                 Engineering and
Cinergy EPCOM, LLC                              ULH&P            construction services           4

                                                                 Installation and
Cinergy One, Inc.                               ULH&P            maintenance services            5

(1) All of the services above were rendered pursuant to service agreements approved in
File No. 70-9449 (see HCAR No. 27016, May 4, 1999, exhibits B - 1, B - 2 and B - 3.)
TOC

ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                                     June 30, 2002
                                                                                     -------------
                                                                                    (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of June 30, 2002          $ 8,389,125

   Total capitalization multiplied by 15%                                                    $ 1,258,369

   Greater of $50 million or total capitalization multiplied by 15%                            1,258,369

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1)                                25,217
         Energy-related business category "iv"(2)                                  3,500
         Energy-related business category "v" (3)                                240,130
         Energy-related business category "vi" (4)                                20,364
         Energy-related business category "vii" (5)                               43,963
         Energy-related business category "viii" (6)                             171,417
         Energy-related business category "ix" (7)                                57,424
                                                                                  ------

     Total current aggregate investment                                                          562,015
                                                                                                 -------

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system.                                                $   696,354
                                                                                             ===========

(1)   Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)   Rule 58 defines category "iv" as the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3)   Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4)   Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

(5)   Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(6)   Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)   Rule 58 defines category "ix" as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.
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ITEM 5. OTHER INVESTMENTS

                                                 Other Investment in Last    Other Investment in this      Reason for Difference in
   Major Line of Energy-Related Business               U-9C-3 Report              U-9C-3 Report                Other Investment
   -------------------------------------               -------------              -------------                ----------------
                                                      (in thousands)              (in thousands)

NONE
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ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)      Exhibits

Filed pursuant to Rule 104(b) on a confidential basis.

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Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

By orders in the above-referenced file dated May 4, 2001 (HCAR No. 27393) and March 21, 2002 (HCAR No. 27506) (collectively, the “Orders”), the Commission authorized Cinergy to, among other things, engage in certain nonutility businesses both inside and in certain countries outside the United States, subject to the terms and conditions specified in those orders. More specifically, through one or more existing or future nonutility subsidiaries, Cinergy was authorized to engage in the business of brokering and marketing energy commodities in the United States, Canada and Mexico and was authorized to engage in the business of providing energy management services and energy-related consulting services (in each case as defined in the Orders) anywhere in the world.1

The following summarizes activity conducted on the authority granted by the Orders during the period covered by this Report:

As previously reported herein, Cinergy has an indirect wholly-owned subsidiary, Cinergy Canada, Inc. ("Cinergy Canada"), for the purpose of marketing natural gas and natural gas liquids in Canada. Cinergy Canada is currently operating in the Canadian provinces of British Columbia, Alberta, and Ontario. Cinergy Canada currently targets various marketing companies within these provinces as its primary customers.

As of June 30, 2002, Cinergy was not engaged in the business of brokering and marketing any energy commodities in Mexico.

Vestar, Inc. and its subsidiaries (collectively, "Vestar") are in the business of marketing energy management services and solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial and industrial customers in the United States and Canada. As of June 30, 2002, Vestar continued to be actively engaged in its North American energy management and energy performance contracting business.

1 Prior to the Orders, Cinergy was likewise authorized, by order dated February 7, 1997 (HCAR No. 26662) (the "Cinergy Solutions Order"), to provide identically-defined Energy Management Services and Consulting Services anywhere in the world. However, the Cinergy Solutions Order has expired.

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SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Cinergy Corp.
                                                                    -------------
                                                                     Registrant

Dated:  August 23, 2002

                                                By        /s/     Bernard F. Roberts
                                                                  ------------------
                                                                 Bernard F. Roberts
                                                               Duly Authorized Officer
                                                                         and
                                                              Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the first quarter of 2002 was filed with Cinergy Corp.'s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602